------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number    3235-0104
                                                  Expires:  September 30, 1998
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

FORM 3/A


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


         AMENDED INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

AMBER ARBITRAGE LDC
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)
c/o Custom House Fund Management Limited
31 Kildare Street
--------------------------------------------------------------------------------
                                    (Street)

Dublin                             Ireland                       2
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)



================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

JTS Corporation (JTS)
================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)

9/25/97
================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share  14,928,700                  I                    Owned of record by the Reporting Person's
                                                                                          clearing firm.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).


                                                                          (Over)
                                                                 SEC 1473 (9-96)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Series D Converitble     9/25/97    N/A             Common Stock, par      40,815,000    $.65625        D
Preferrred Stock*                                   value $.001 per share
------------------------------------------------------------------------------------------------------------------------------------
Series D Converitble     9/25/97    N/A             Common Stock, par      22,480,773    $.65625        D
Preferrred Stock**                                  value $.001 per share
------------------------------------------------------------------------------------------------------------------------------------
Series D Converitble     9/25/97    N/A             Common Stock, par      50,994,227    $.65625        D
Preferrred Stock***                                 value $.001 per share
------------------------------------------------------------------------------------------------------------------------------------
5.25% Convertible        N/A        4/29/02         Common Stock, par      4,904         $16.3125       I            Owned of record
Subordinated Debenture                              value $.001 per share                                            by Reporting
                                                                                                                     Person's
                                                                                                                     clearing firm.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

* Relates to 8,163 shares of Series D Convertible Preferred Stock owned by the Reporting Person.

** Relates to that portion of the 14,695 shares of Series D Convertible Preferred Stock held in escrow pursuant to the terms of an escrow agreement dated September 25, 1997 among the Issuer, the Reporting Person and certain other purchasers of Series D Convertible Preferred Stock, that can be converted by the Reporting Person into shares of Common Stock within 60 days based on the authorized shares of Common Stock currently available for such conversion. The Reporting Person may cause the delivery of such shares from the escrow at any time until May 31, 1998.

*** Relates to an additional 50,994,227 shares of Common Stock that will be issuable upon conversion of the remaining shares of Series D Convertible Preferred Stock held in the aforesaid escrow and attributable to the Reporting Person when the number of authorized shares of Common Stock is increased to accommodate such conversion. The Reporting Person may cause the delivery of such shares from the escrow at any time until May 31, 1998.


AMBER ARBITRAGE LDC

/s/ Peter Anderson                                          10/10/97
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1473 (8/92)